SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuers

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

CIK: 929869 **Information furnished as at: 8 August 2002**

[redacted] (1)

This Report is a joint Report on Form 6-K filed by
REED ELSEVIER PLC and REED ELSEVIER NV

(1) Reed International PLC
REED ELSEVIER PLC
(Registrant)

25 Victoria Street
LONDON
SW1H 0EX
(Address of principal executive office)

REED ELSEVIER NV (2)
(Registrant)

Sara Burgerhartstraat 25
1055 KV AMSTERDAM
THE NETHERLANDS
(Address of principal executive office)

Indicate by check mark whether the registrants furnish or will furnish annual reports under cover Form 20-F or Form 40-F.

Form 20-F .√... Form 40-F .....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No √

Schedule of Information contained in this Report

Interim Statement for the six months ended 30 June 2002, containing the results of the Reed Elsevier combined businesses together with summary results for both Reed Elsevier PLC, and Reed Elsevier NV, which was mailed to Reed Elsevier PLC shareholders today, and made available to Reed Elsevier NV shareholders, also from today.

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants have duly caused this Report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC
Registrant

....

By: L DIXON

Title: Deputy Secretary

Date: 8 August 2002

REED ELSEVIER NV
Registrant

....

By: L DIXON

Title: Authorised Signatory

Date: 8 August 2002

Ref: 2001/SEC 53

S:\2002\Stock Exchange\6K Reports\Joint 6K Report\8 August Interim results.doc

INTERIM STATEMENT 2002

For the Reed Elsevier Combined Businesses,
Reed Elsevier PLC and Reed Elsevier NV

Reed Elsevier

(£) (%) ($) (€)

Indispensable global information

SCIENCE & MEDICAL

LEGAL

EDUCATION

BUSINESS

In April 2002, Reed International P.L.C. changed its name to Reed Elsevier PLC and Elsevier NV changed its name to Reed Elsevier NV.

The operating company that owns the publishing and information businesses, previously named Reed Elsevier plc, changed its name to Reed Elsevier Group plc.

The paper used in this interim statement is made from pulp produced from sustainable sources.

REED ELSEVIER

Financial highlights

for the six months ended 30 June 2002

REED ELSEVIER COMBINED BUSINESSES

Year ended 31 December 2001 £m	Year ended 31 December 2001 €m		Six months ended 30 June **2002 £m**	Six months ended 30 June 2001 £m	Six months ended 30 June **2002 €m**	Six months ended 30 June 2001 €m	Change at constant currencies %
4,560	7,342	Turnover	**2,467**	2,036	**3,972**	3,258	+22%
990	1,594	Adjusted operating profit	**505**	438	**813**	701	+16%
848	1,365	Adjusted profit before tax	**398**	410	**641**	656	-3%
624	1,005	Adjusted profit attributable	**293**	303	**472**	485	-3%
1,006	1,620	Adjusted operating cash flow	**160**	278	**258**	445	-43%
3,229	5,296	Net borrowings	**3,296**	530	**5,076**	880	
21.7%	21.7%	Operating margin	**20.5%**	21.5%	**20.5%**	21.5%	
102%	102%	Operating cash flow conversion	**32%**	63%	**32%**	63%	
7	7	Interest cover (times)	**5**	16	**5**	16	

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV.

The financial highlights presented refer to 'adjusted' profit and cash flow figures. These figures are used by the Reed Elsevier businesses as additional performance measures and are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects.

The percentage change at constant currencies refers to the movements at constant exchange rates, using 2001 full year average rates.

PARENT COMPANIES

Reed Elsevier PLC

Year ended 31 December 2001 £m		Six months ended 30 June **2002 £m**	Six months ended 30 June 2001 £m	Change %
330	Adjusted profit attributable	**155**	160	-3%
26.1p	Adjusted earnings per share	**12.3p**	12.7p	-3%
10.5p	Dividend per share	**3.2p**	3.1p	+3%

Reed Elsevier NV

Year ended 31 December 2001 €m		Six months ended 30 June **2002 €m**	Six months ended 30 June 2001 €m	Change %
503	Adjusted profit attributable	**236**	243	-3%
€0.64	Adjusted earnings per share	**€0.30**	€0.31	-3%
€0.30	Dividend per share	**€0.09**	€0.09	–

The results of Reed Elsevier PLC reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% interest in Reed Elsevier NV.

Report of the Chairman and the Chief Executive Officer

The first half of 2002 saw continued good progress across our businesses despite the challenging economic environment. Growth momentum was maintained in our Science and Legal businesses, whilst our Business division suffered, as expected, from depressed advertising markets and comparison with a more buoyant prior year first half. The Harcourt Education and STM businesses acquired last year are performing well and, with sales and profits seasonally weighted to the second half, we are confident that they will have a good outturn for the year.

We remain firmly on track to deliver on our key financial targets of above market revenue growth and double digit adjusted earnings per share growth at constant exchange rates for 2002 and beyond.

FINANCIAL RESULTS

In the six months to 30 June 2002, revenues were up 21% to £2,467m/22% to €3,972m. This includes the contribution of the Harcourt Education and STM businesses acquired in July last year.

Adjusted pre-tax profits were 3% lower at £398m/2% lower at €641m, primarily due to comparison against a strong first half in 2001 in the Business division and dilution from portfolio changes. This is in line with the statements made in our Trading Update last December and reiterated most recently at the Annual General Meetings in April. Adjusted figures are stated before amortisation of goodwill and intangible assets and exceptional items.

Underlying revenues, including the Harcourt acquired businesses on a proforma basis, were 1% lower, held back by the 9% underlying decline in the Business division and the second half weighting of the Harcourt Education and Medical publishing. Underlying adjusted operating profits were 3% ahead, with margins held in the Business division and improved in the other three divisions through tight cost control and Harcourt integration benefits. Overall adjusted operating margin at 20.5% was 1 percentage point lower than in the prior first half due to the inclusion of the Harcourt businesses which have lower margins in the first half than in the second due to the seasonality of the business.

The Science & Medical business continues to perform well and is on course for another good year. Revenues and adjusted operating profits were up 64% and 43% respectively at constant exchange rates, or 5% and 10% before taking into account the Harcourt STM businesses and other small acquisitions and disposals. Subscription renewals are strong and there is an increasing shift to electronic only sales; usage continues to grow significantly. The integration of the Harcourt STM businesses has gone well particularly in publishing and production, with profits from these businesses up 9% on 1% higher revenues on a proforma basis. The 2002 medical publishing programme should accelerate revenue growth in the important second half. This together with a catch up in journal phasing and growing integration benefits should ensure a strong performance for the year for the Science & Medical business.

The Legal business has continued the positive performance seen last year, with revenue and adjusted operating profit growth of 5% and 4% respectively at constant exchange rates, or 4% and 6% before acquisitions and disposals. The US business is performing satisfactorily with 5% underlying revenue growth in North American Legal Markets and 4% in Corporate and Federal Markets with particularly strong sales in the risk solutions area. We estimate this to be ahead of the market. Outside the US, with the exception of weaker results in Latin America, the businesses gave a solid performance. The second half should see a stronger performance for the Legal business with continued revenue momentum and margin improvements in the US driven by increasing cost efficiency.

The Education business has had a successful first half performing strongly in US state textbook adoptions and with strong sales in non-adoption states and in the backlist in Elementary Schools. This performance is not fully reflected in the first half figures since the sales, profits and cashflows of the US K-12 Schools business are significantly skewed to the second half, with most school purchasing patterns aligned to the start of the academic year. Underlying revenues for the Education division (including the Harcourt businesses on a proforma basis) were up 1% with underlying profits 7% ahead. Based on the order outlook and shipments, we are confident of a satisfactory year of growth outperforming a somewhat dull market which this year sees a trough in the state adoption cycle. The Testing business saw underlying proforma sales growth of 14% benefiting from a strong market and new contracts. The former Reed Educational & Professional Publishing businesses saw revenues 2% lower in the less important first half, due principally to lower UK primary schools sales against a prior half of more significant curriculum change.

In the Business division, advertising markets remain difficult with no marked deterioration since the beginning of the year and no real signs of a recovery. Against a strong first half in 2001 when the impact of the economic downturn was limited, underlying revenues and operating profits were both down 9%. Whilst the magazine and information publishing businesses have seen underlying revenue decline of 12%, the Exhibitions business has proved much more resilient despite the economic environment with underlying revenues only marginally lower. Overall performance is significantly ahead of our markets and reflects our continued focus on improving market share, maintaining yields and protecting margins through targeted cost savings. The second half will have a much less demanding revenue comparison and will see the full benefit of the cost actions taken. Total reported revenues were down 20% and operating profits down 17% at constant exchange rates reflecting disposals in the second half of 2001, principally of the OAG and US travel publishing businesses.

Disposals and acquisitions, other than Harcourt, reduced adjusted operating profits and pre-tax profits when compared with the prior first half by 6% and 7% respectively, principally due to the lost contribution from the travel publishing businesses and the electronic development losses at the Courtlink and Classroom Connect acquisitions. This dilution is predominantly a first half effect due to the timing of the portfolio changes. The contribution of the acquired Harcourt businesses, after financing costs, was neutral to first half adjusted pre-tax profits.

Exchange rate movements in the first half had little impact on the average rates used for translation. If current exchange rates were to prevail throughout the second half, there would be a small adverse translation effect on the adjusted earnings reported in both sterling and euros.

The reported profit before tax including exceptional items and the amortisation of goodwill and intangible assets, was £100m/€161m, which compares with £182m/€291m in the 2001 first half. The more sizeable decrease than in the adjusted figures reflects the exceptional integration costs and goodwill and intangible asset amortisation of the acquired Harcourt businesses. The reported attributable profit of £97m/€156m increased against a reported attributable profit of £71m/€114m in the first half of 2001 and includes exceptional prior year tax credits.

PROGRESS ON STRATEGY

It is now two and a half years since we laid out our strategy for growth. We have continuously delivered against the milestones we set ourselves and it is a testament to the transformation of the business that we are firmly on track to meet our key financial growth targets despite the global economic slowdown.

The major effort in **reshaping and focusing the business** is behind us. Last year's acquisition of the Harcourt Education and STM businesses gave us the scale and breadth we wanted in education and medical publishing. This and our other acquisitions and the disposals programme have positioned the portfolio well: four core businesses in attractive growth markets; leading global positions in each; strong subscriptions revenues and reduced advertising exposure; and strong cashflow dynamics. We have also significantly **upgraded our organisational effectiveness.** The organisation is now much more focused with clear responsibilities and accountability. We have in place across our businesses strong management teams and continue to build the depth of talent. A wide range of initiatives to strengthen organisational development further are being implemented. The integration of the Harcourt businesses has gone well; we could not have hoped for greater management cohesion and alignment.

The major step up in **investment in product, sales and marketing** is now embedded across our business and is showing very positive results in growing our revenues ahead of our markets. The ScienceDirect web service is the global leader. Our LexisNexis online services have been dramatically upgraded and the building of a global delivery platform will deliver consistent competitive advantage. We are now leveraging our technology skills and experience in the Harcourt businesses through the development of our e-learning strategy and in electronic information solutions in Health Sciences. A more focused approach to the medical print publishing programme will also start to yield benefits this year. Investment levels in product, sales and marketing will be maintained this year and, together with the stepped up investment in the acquired

Harcourt businesses, will approach £300m/€480m compared with £80m/€120m in 1999. Our focus on internet enabled product has accelerated our market success and internet revenues should meet our target of £1bn/€1.6bn this year. In the sales area, we have recently completed a comprehensive review of sales effectiveness across our businesses and we expect the actions arising to further improve performance. We also continue to build our marketing strength through investment in people, market research and promotion.

Cost savings continue to be a major focus across the business, and particularly in the Business division where the protracted difficult economic conditions have necessitated further restructuring. We have delivered over £250m/€375m of annual cost savings against the original target of £170m/€270m we set ourselves two years ago, before taking into account the Harcourt integration benefits. Our US$70m cost synergies target for the Harcourt acquisition will be exceeded, with the greater than expected savings in the Harcourt Education operations and back office used in part to fund additional e-learning investment as we finalise our plans.

We continue to build our **global capabilities** particularly in Science & Medical and Legal through content development and global delivery. The **acquisition** of Harcourt gave us both the scale we sought in Education in the US and positioning across the entire spectrum in Science & Medical. We continue to look for bolt-on acquisitions that accelerate our strategic development; our approach is disciplined and our internal criteria for quality and growth and financial return are clear and demanding.

PARENT COMPANY EARNINGS AND DIVIDENDS

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, the adjusted earnings per share at 12.3p and €0.30 respectively were 3% lower in both reporting currencies and at constant exchange rates. The reported earnings per share, including exceptional items and amortisation of goodwill and intangible assets, was for Reed Elsevier PLC shareholders 3.9p (2001: 2.9p) and for Reed Elsevier NV shareholders €0.10 (2001: €0.07).

The Reed Elsevier PLC interim dividend is 3.2p, up 3%, and the equalised Reed Elsevier NV interim dividend is flat at €0.09. The difference in dividend growth rates reflects the impact of the appreciation of the euro against sterling since last year's interim dividend declaration.

OUTLOOK

In February, we stated that although the overall results for the first half of 2002 would be a little lower than last year, the second half should deliver the expected growth for the year given the less demanding comparison in the Business division and the second half weighting of sales and profit in the Harcourt businesses. We remain firmly of this view, with all four businesses positioned well for the second half despite the continuing tough economic environment. We fully expect to deliver on our key financial targets of above market revenue growth and double digit adjusted earnings per share growth at constant exchange rates.

Morris Tabaksblat, Chairman

Crispin Davis, Chief Executive Officer

REVIEW OF OPERATIONS

Year ended 31 December 2001 £m	Year ended 31 December 2001 €m		Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Six months ended 30 June 2002 €m	Six months ended 30 June 2001 €m	Change at constant currencies %
		Turnover					
1,024	1,649	Science & Medical	**623**	380	**1,003**	608	+64%
1,330	2,141	Legal	**670**	642	**1,079**	1,027	+5%
579	932	Education	**449**	106	**723**	170	+325%
1,627	2,620	Business	**725**	908	**1,167**	1,453	−20%
4,560	7,342	**Total**	**2,467**	2,036	**3,972**	3,258	+22%
		Adjusted operating profit					
344	554	Science & Medical	**202**	142	**325**	227	+43%
267	430	Legal	**122**	117	**197**	187	+4%
132	212	Education	**48**	18	**77**	29	+167%
247	398	Business	**133**	161	**214**	258	−17%
990	1,594	**Total**	**505**	438	**813**	701	+16%

Unless otherwise indicated, all percentage movements in the commentary refer to constant currency rates, using 2001 full year average rates, and are stated before the amortisation of goodwill and intangible assets and exceptional items.

Science & Medical

	Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Six months ended 30 June 2002 €m	Six months ended 30 June 2001 €m	Change at constant currencies %
Turnover					
Elsevier Science					
Science & Technology	**375**	290	**604**	464	+29%
Health Sciences	**248**	90	**399**	144	+175%
Total	**623**	380	**1,003**	608	+64%
Operating profit	**202**	142	**325**	227	+43%
Operating margin	**32.4%**	37.4%	**32.4%**	37.4%	−5.0pts

The Science & Medical business has continued to perform well. Revenue and profit growth in the former (pre-Harcourt) Elsevier Science business was driven by strong subscription renewals and the continued success of ScienceDirect. Within the Harcourt STM businesses there is a gathering momentum as the publishing is rationalised and becomes more market focused and the integration savings are realised.

Revenues and operating profits increased by 64% and 43% respectively at constant exchange rates, or 5% and 10% excluding the Harcourt STM business acquired in July 2001 and other small acquisitions and disposals. The sales growth of the pre-Harcourt Elsevier Science business was driven by strong subscription renewals and sales of new electronic product, partly offset by more favourable journal phasing in the 2001 first half. A further positive development is the increasing number of customers moving to electronic-only contracts.

The former Harcourt STM businesses, which are now managed within the Science & Technology and Health Sciences businesses, saw proforma sales and operating profit growth over the prior first half of 1% and 9% respectively. The second half will see an acceleration in the revenue growth with the new publishing programme in Health Sciences and a recovery of some sales slippage as production was reorganised. Profitability improved as the business was integrated within Elsevier Science, particularly in publishing and production.

Operating margins at 32.4% were 5 percentage points lower than the prior first half due to the inclusion of the lower margin Harcourt STM business. Underlying margins improved by 2 percentage points reflecting the good operational gearing in the business and the cost savings from the Harcourt STM integration.

ScienceDirect continues to make major progress in its markets, with usage up 50% over a year ago and penetration now 69% of subscription value. Online products, such as subject collections and back files, are also driving new sales and usage. The content on the Harcourt IDEAL online platform has now been successfully migrated to ScienceDirect, offering customers considerably enhanced functionality whilst delivering greater operational efficiency. Within Health Sciences, the online MD Consult service has launched a number of speciality specific modules and ten new information products delivered through handheld devices. Investment in electronically delivered information and solutions in Health Sciences is being stepped up as our plans are developed. We are also making significant investment in our global systems infrastructure to support our long term growth strategies; these include data warehousing and content management, customer relationship management, order fulfilment and production scheduling.

As noted in the past, the Harcourt STM business did lose some momentum during the extended regulatory review process prior to our acquisition. The organisation is now refocused around the markets served and reinvigorated under experienced leadership. The publishing plans are well developed and operational efficiency is increasing quickly.

The second half will see an acceleration in sales growth for the medical book publishing programme as well as a catch up in journal phasing. Stronger revenue growth together with the increasing integration benefits should ensure another good performance for the Science & Medical business.

Legal

	Six months ended		Six months ended		Change
	30 June 2002 £m	30 June 2001 £m	**30 June 2002 €m**	30 June 2001 €m	at constant currencies %
Turnover					
LexisNexis					
North America	**534**	507	**860**	811	+6%
International	**136**	135	**219**	216	+3%
Total	**670**	642	**1,079**	1,027	+5%
Operating profit	**122**	117	**197**	187	+4%
Operating margin	**18.2%**	18.2%	**18.2%**	18.2%	-

The Legal business has continued the positive performance that was seen last year. The US legal business is, we believe, performing ahead of the market, and although the Corporate and Federal Markets are affected by the economic slowdown, this is compensated by growing sales in the risk solutions area.

Revenues and operating profits increased by 5% and 4% respectively at constant exchange rates, or 4% and 6% excluding acquisitions. LexisNexis North America saw underlying revenue growth of 5% with continued good progress in the market take up of our upgraded products and new services. Outside the US, International sales growth was 3%, held back by the difficult conditions in Latin America. Operating margins were unchanged at 18.2% in the first half, partly held back by the development losses in Courtlink, the electronic court access and filing company acquired last year.

In North American Legal Markets, revenues grew by 5%. Online revenue growth was 8% with strong growth seen particularly in the small law firm market, whereas print and CD sales were broadly static as the market moves online. The Martindale-Hubbell legal directories business also had a good first half with strong growth sales of lawyers home pages in the small law firm market. In Corporate and Federal Markets, the impact of the economic downturn on the corporate market was more than compensated by strong growth in the risk solutions area, to deliver revenue growth of 4%.

The migration from the proprietary online systems to the easier to use and more functional web products continues with over 80% of searches now web based. We continue to invest strongly in product enhancements through new content such as annotated state codes, additional online functionalities and customisation, and in the development of our infrastructure, most particularly in the development of our global online delivery platform, new editorial systems and in data management and customer relationship management systems.

In July we announced the acquisition of Quicklaw which is the market leader in online legal information in Canada.

The LexisNexis International businesses outside North America saw revenues and operating profits up 3% and 4% respectively, or 3% and 2% excluding acquisitions. Solid growth in Europe and Asia Pacific was in part held back by weaker sales in Latin America. The new publishing growth in the significant UK market is phased to the second half and there is continued strong take up of electronic product in the UK and increasingly in France.

The second half should see a stronger performance for the Legal business with continued revenue momentum and margin improvements in the US driven by increasing cost efficiency.

Education

	Six months ended		Six months ended		Change
	30 June 2002 £m	30 June 2001 £m	**30 June 2002 €m**	30 June 2001 €m	at constant currencies %
Turnover					
Harcourt Education					
US Schools & Testing	**382**	33	**615**	53	+1058%
International	**67**	73	**108**	117	-8%
Total	**449**	106	**723**	170	+325%
Operating profit	**48**	18	**77**	29	+167%
Operating margin	**10.7%**	17.0%	**10.7%**	17.0%	-6.3pts

The Education business has had a successful first half performing well in US state textbook adoptions, and with strong sales growth in non-adoption states and in the backlist in Elementary Schools. This positions the business well for the important second half when the majority of schools purchase learning materials. The US Testing business also performed well.

A first half contribution of the Harcourt Education and Testing businesses acquired in July 2001 drove the significant increase in revenues and operating profits for the division. The inclusion of Harcourt did however significantly reduce the first half operating margin since the majority of selling expenses in the US are incurred in the first half of the year whereas the majority of sales are in the second half. On a proforma basis, underlying revenue growth for the division over the prior year first half was 1% whereas operating profits were 7% ahead.

The Harcourt US K-12 Schools publishing business has had a strong start to the year although this is not readily apparent from the half year figures, because of the seasonality of the market and the timing of when individual states call for product in the peak June-September sales season. Revenues were 3% lower and operating profits up 3%. In addition to the strong Elementary sales in open territories and the backlist, Harcourt has captured the highest overall market share in 2002 state adoption revenues, coming No 1 in the Elementary market and No 2 in Secondary. Particular successes in the Elementary market were achieved in Florida reading, California maths, Georgia science and Tennessee social studies. In the Secondary market, the literature and language arts programmes maintained their leading positions and Harcourt achieved second place in secondary science.

The adoptions market this year is, as expected, significantly lower than in 2001 due to the cycling of major state adoptions across years, and we expect the overall K-12 market growth for basal and supplemental product in 2002 to be modest. The Harcourt business is however firmly on track to outperform the market and this is supported by current order outlook and shipments. Underlying margins are also improving through cost synergies on integration of the business within Reed Elsevier and a systematic focus on efficiency across the supply chain and overhead structures. These savings are greater than had been anticipated, and will in part fund the step up in e-learning investment as our plans are developed.

The Harcourt Testing business saw underlying proforma revenue growth of 14% driven by a strong market and new state testing contracts in Arizona, Nevada and Oklahoma. Operating margins improved against a prior first half that saw significant process inefficiencies during relocation of the business into new facilities. We were disappointed not to win the Californian state testing contract renewal. This will hold back 2003 reported revenue growth but, given the lower margin on the contract, should have limited impact on planned profit growth.

Whilst individual states are facing significant overall budget pressures, progress in academic achievement remains a high priority and funding for educational text books and materials continues to grow. The increases in federal funding for education and testing have yet to have a significant impact on the market but are expected to create positive momentum over the next few years.

The Harcourt Education International (formerly Reed Educational & Professional Publishing) business saw underlying revenues 2% lower, excluding acquisitions and the transfer of Butterworth-Heinemann to Elsevier Science, due principally to lower UK primary sales against a prior first half of more significant curriculum change. The business should see good growth in the much more important second half, particularly in the UK Secondary schools market where there is significant new publishing.

Business

	Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Six months ended 30 June 2002 €m	Six months ended 30 June 2001 €m	Change at constant currencies %
Turnover					
Reed Business Information					
US	**235**	339	**378**	542	-31%
UK	**114**	134	**184**	214	-14%
Continental Europe	**128**	138	**206**	221	-7%
Reed Exhibitions	**236**	251	**380**	402	-5%
Other	**12**	46	**19**	74	
Total	**725**	908	**1,167**	1,453	-20%
Operating profit	**133**	161	**214**	258	-17%
Operating margin	**18.3%**	17.7%	**18.3%**	17.7%	+0.6pts

The Business division continues to face difficult advertising markets with no real signs of recovery. Revenues are lower against a more buoyant 2001 first half, but the division continues to significantly outperform the market through managing yields and focus on building market share. Underlying margins have been held despite the revenue decline through continued action to reduce costs.

Underlying revenues and operating profits for the division were both down 9%, before taking account of acquisitions and disposals. The sale of the travel publishing businesses and other non-core businesses in 2001 resulted in reported revenues and operating profits down 20% and 17% respectively at constant exchange rates. Underlying operating margins have been protected by the significant cost actions taken last year at the onset of the global economic slowdown and the further restructuring necessary in the first half due to the protracted conditions. The overall margin improved slightly due to the portfolio changes.

In the US, Reed Business Information saw revenues, excluding disposals, 16% lower than in the much stronger first half in 2001. Advertising markets remained at depressed levels with no signs of any imminent recovery. The Electronics and Manufacturing sectors have been worst affected by the downturn whilst the Construction business has seen modest growth reflecting the expansion of its subscription based data services. The significant cost actions taken last year and in early 2002 are reflected in an improved margin, despite the lower revenues, with underlying operating profits down 5%. Spending on product quality and sales and marketing initiatives has been increased to drive continued market share improvement and yield maintenance.

In the UK, Reed Business Information revenues, excluding disposals, were 13% lower with significant reductions in display and recruitment advertising, particularly in the Technology and Air Transport sectors. The Agriculture titles have recovered from the low point last year during the foot and mouth crisis and the Social Services sector continues to perform strongly. Cost actions taken could not in the first half offset the revenue loss, particularly of high margin recruitment revenues, and operating profits were 28% lower. These actions will however benefit margins in the second half.

In Continental Europe, Reed Business Information saw revenues, excluding acquisitions and disposals, down 4% and operating profits 13% lower. Although advertising markets have been significantly affected by the economic conditions, subscription and circulation revenues, accounting for nearly half the revenue, have held up well. Management titles and Training serving the SME market in the Netherlands, Marketing titles in France and the pan European Electronics titles based in Belgium have suffered particularly, whereas the Hospitality, Regulatory and HR sectors in the Netherlands continue to perform well. Cost actions taken are expected to have a more significant benefit to margin in the second half.

At Reed Exhibitions, underlying revenues were 2% lower than the prior first half, excluding acquisitions and disposals. Underlying operating profits were 1% lower. This robust performance, which was seen across the US, Europe and Asia Pacific regions, in such difficult economic conditions, reflects the market leading positions of our shows as well as investment in sales and marketing and tight cost control.

Although no recovery in advertising markets is anticipated, the Business division will have a much less demanding revenue comparison in the second half and will see the full benefit of cost actions taken.

REVIEW OF FINANCIAL PERFORMANCE

Profit and Loss

The **reported profit before tax** for the Reed Elsevier combined businesses, including exceptional items and the FRS10 amortisation of goodwill and intangible assets, was £100m/€161m, which compares with £182m/€291m in the 2001 first half. The decrease reflects the exceptional integration costs and goodwill and intangible asset amortisation of the acquired Harcourt businesses and dilution from other 2001 acquisitions and disposals. The **reported attributable profit after tax** of £97m/€156m increased against a reported attributable profit of £71m/€114m in the first half of 2001 and includes exceptional prior year tax credits.

Turnover increased by 21% expressed in sterling to £2,467m, and by 22% expressed in euros to €3,972m. This included a £572m/€921m contribution in the first half from the Harcourt businesses acquired on 12 July 2001. Excluding Harcourt and the impact of other acquisitions and the disposals programme substantially completed in 2001, revenues were 2% lower at constant exchange rates, driven by a 9% decline in underlying revenues in the Business division. On a proforma basis, the Harcourt businesses saw revenue growth of 2% at constant exchange rates over the prior year first half. Growth in the Harcourt businesses is significantly weighted to the second half due to the timing of shipments to US schools ahead of the start of the academic year and the second half weighting of the medical publishing programme.

Adjusted operating profits, excluding exceptional items and the amortisation of goodwill and intangible assets, were up 15% expressed in sterling to £505m, and up 16% expressed in euros at €813m. This included a £91m/€147m contribution in the first half from the acquired Harcourt businesses. Underlying adjusted operating profits, excluding all acquisitions and disposals, were up 1%, held back by a 9% decline in the Business division. On a proforma basis the Harcourt businesses saw underlying profit growth of 14%. Operating margin at 20.5% was 1.0 percentage points lower than in the prior half due to the inclusion of the Harcourt businesses which have a significantly lower margin in the first half than in the second half due to the much earlier timing of selling and other expenses when compared to sales.

The **amortisation charge** for goodwill and intangible assets amounted to £276m/€444m, up £47m/€77m on the comparative period, including £36m/€58m in respect of the Harcourt acquisition made in the second half of 2001.

Exceptional items showed a pre-tax charge of £22m/€36m, comprising £22m/€36m of Harcourt and other acquisition integration and related costs, £9m/€14m in respect of restructuring actions in response to the global economic slowdown, less a £9m/€14m net gain on disposals including a £21m/€34m gain on sale of investments acquired with Harcourt.

After a tax credit of £95m/€153m arising mostly in respect of prior year disposals, exceptional items showed a post-tax gain of £73m/€117m. This compares with a net post-tax charge on exceptional items of £3m/€4m in the first half of 2001.

Net interest expense, at £107m/€172m, was £79m/€127m higher than in the corresponding first half, including an £89m/€143m financing cost of the Harcourt acquisition in part offset by the benefit of the 2001 free cash flow and lower interest rates.

Adjusted profit before tax at £398m/€641m was 3% lower than in the 2001 first half expressed in sterling, 2% lower expressed in euros, or 3% lower at constant exchange rates. Dilution from portfolio changes was 7% in the first half reflecting the loss of contribution from the travel publishing and other businesses sold in 2001 and the development losses at Classroom Connect and Courtlink.

The **effective tax rate** on adjusted earnings was little changed at 26%. The **adjusted profit attributable** to shareholders of £293m/€472m compared to £303m/€485m in the first half of 2001, 3% lower at constant exchange rates.

Cash flows and debt

Adjusted operating cash flow, before exceptional items, was £160m/€258m, £118m/€187m lower than the prior first half, representing 32% (2001: 63%) of adjusted operating profits. The Harcourt Education businesses have a significant cash outflow in the first half of each year as product is produced and expenses incurred ahead of the peak sales period in June through September, and after which there is substantial cash inflow in the second half. This greatly exaggerates Reed Elsevier's pre-Harcourt cash flow seasonality whereby the substantial majority of annual operating cash flows normally arises in the second half of the year due to the phasing of subscription and other advance receipts and working capital. Excluding the Harcourt cash flows, the conversion of adjusted operating profits into cash flow was 65% compared to the 63% for the first half of 2001.

Free cash flow – after interest, taxation and dividends but before acquisition spend and exceptional receipts and payments – was an outflow of £226m/€364m (2001: £19m/€30m inflow), reflecting the seasonal cash outflow of the Harcourt businesses and their acquisition financing cost. Due to the phasing of operating cash flows and dividend payments, the free cash flow for the year arises in the second half.

Exceptional net inflows of £76m/€123m include £113m/€182m proceeds from the sale of investments acquired on the acquisition of Harcourt General, Inc and £16m/€26m of reduced tax payments, less exceptional acquisition related and restructuring payments of £53m/€85m. Spend on **acquisitions** was £88m/€142m, including £65m/€105m of payments in respect of prior year acquisitions and Harcourt General change of control and other non operating liabilities assumed on acquisition. £23m/€37m was capitalised as acquired goodwill and intangible assets.

Net borrowings at 30 June 2002 were £3,296m/€5,076m, an increase in sterling of £67m/decrease in euros of €220m since 31 December 2001, reflecting acquisition spend and the free cash outflow, less net exceptional receipts, together with exchange translation effects.

PARENT COMPANIES

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, **adjusted earnings per share,** excluding exceptional items and the amortisation of goodwill and intangible assets, were down 3% to 12.3p (2001: 12.7p) and down 3% to €0.30 (2001: €0.31) respectively, at both reported and constant rates of exchange. The **reported earnings per share** for Reed Elsevier PLC shareholders was 3.9p (2001: 2.9p) and for Reed Elsevier NV shareholders €0.10 (2001: €0.07).

The Reed Elsevier PLC **interim dividend** is 3.2p per share, an increase of 3%, and the Reed Elsevier NV interim dividend under the equalisation arrangements is unchanged at €0.09 per share.

FORWARD-LOOKING STATEMENTS

The Interim Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently anticipated, as reflected in such forward-looking statements. The terms 'expect', 'should be', 'will be', and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, general economic conditions and business conditions in Reed Elsevier's markets, customers' acceptance of its products and services, the actions of competitors, changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights, and the impact of technological change.

Combined profit and loss account

For the six months ended 30 June 2002

Year ended 31 December 2001 £m	Year ended 31 December 2001 €m		Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Six months ended 30 June 2002 €m	Six months ended 30 June 2001 €m
		Turnover				
4,627	7,449	Including share of turnover of joint ventures	**2,512**	2,067	**4,044**	3,308
(67)	(107)	Less: share of turnover of joint ventures	**(45)**	(31)	**(72)**	(50)
4,560	7,342		**2,467**	2,036	**3,972**	3,258
4,560	7,342	Continuing operations before acquisitions	**2,464**	2,036	**3,967**	3,258
–	–	Acquisitions	**3**	–	**5**	–
(1,611)	(2,594)	Cost of sales	**(906)**	(735)	**(1,459)**	(1,176)
2,949	4,748	Gross profit	**1,561**	1,301	**2,513**	2,082
(2,570)	(4,138)	Operating expenses	**(1,378)**	(1,115)	**(2,218)**	(1,784)
(1,974)	(3,178)	Before amortisation and exceptional items	**(1,073)**	(874)	**(1,727)**	(1,398)
(498)	(802)	Amortisation of goodwill and intangible assets	**(274)**	(227)	**(441)**	(364)
(98)	(158)	Exceptional items	**(31)**	(14)	**(50)**	(22)
379	610	**Operating profit (before joint ventures)**	**183**	186	**295**	298
379	610	Continuing operations before acquisitions	**185**	186	**298**	298
–	–	Acquisitions	**(2)**	–	**(3)**	–
12	20	Share of operating profit of joint ventures	**15**	9	**24**	14
391	630	**Operating profit including joint ventures**	**198**	195	**319**	312
		Non operating exceptional items				
26	41	Net profit on sale of fixed asset investments and businesses	**9**	15	**14**	24
417	671	**Profit on ordinary activities before interest**	**207**	210	**333**	336
(142)	(229)	Net interest expense	**(107)**	(28)	**(172)**	(45)
275	442	**Profit on ordinary activities before taxation**	**100**	182	**161**	291
(148)	(238)	Tax on profit on ordinary activities	**(3)**	(111)	**(5)**	(177)
(229)	(368)	Before exceptional items	**(98)**	(107)	**(158)**	(171)
81	130	Exceptional items	**95**	(4)	**153**	(6)
127	204	**Profit on ordinary activities after taxation**	**97**	71	**156**	114
(1)	(2)	Minority interests	**–**	–	**–**	–
126	202	**Profit attributable to parent companies' shareholders**	**97**	71	**156**	114
(269)	(432)	Equity dividends paid and proposed	**(82)**	(78)	**(132)**	(125)
(143)	(230)	**Retained profit/(loss) taken to combined reserves**	**15**	(7)	**24**	(11)

Adjusted figures

Year ended 31 December 2001 £m	Year ended 31 December 2001 €m		Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Six months ended 30 June 2002 €m	Six months ended 30 June 2001 €m
990	1,594	**Adjusted operating profit**	**505**	438	**813**	701
848	1,365	**Adjusted profit before tax**	**398**	410	**641**	656
624	1,005	**Adjusted profit attributable to parent companies' shareholders**	**293**	303	**472**	485

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

Combined cash flow statement

For the six months ended 30 June 2002

Year ended 31 December 2001 £m	Year ended 31 December 2001 €m		Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Six months ended 30 June 2002 €m	Six months ended 30 June 2001 €m
1,163	1,873	Net cash inflow from operating activities before exceptional items	**245**	357	**395**	571
(97)	(156)	Payments relating to exceptional items charged to operating profit	**(53)**	(43)	**(85)**	(69)
1,066	1,717	**Net cash inflow from operating activities**	**192**	314	**310**	502
12	19	**Dividends received from joint ventures**	**5**	6	**8**	10
113	181	Interest and similar income received	**26**	45	**42**	72
(227)	(365)	Interest and similar charges paid	**(134)**	(75)	**(216)**	(120)
(114)	(184)	**Returns on investments and servicing of finance**	**(108)**	(30)	**(174)**	(48)
(178)	(287)	Taxation before exceptional items	**(88)**	(54)	**(142)**	(87)
141	227	Exceptional items	**16**	1	**26**	2
(37)	(60)	**Taxation**	**(72)**	(53)	**(116)**	(85)
(175)	(282)	Purchase of tangible fixed assets	**(94)**	(86)	**(151)**	(138)
(59)	(95)	Purchase of fixed asset investments	**(2)**	–	**(3)**	–
6	10	Proceeds from sale of tangible fixed assets	**4**	1	**6**	2
–	–	Exceptional proceeds from sale of fixed asset investments	**113**	–	**182**	–
(228)	(367)	**Capital expenditure and financial investment**	**21**	(85)	**34**	(136)
(2,236)	(3,599)	Acquisitions	**(88)**	(60)	**(142)**	(96)
96	154	Exceptional net proceeds from sale of businesses	**–**	78	**–**	125
(2,140)	(3,445)	**Acquisitions and disposals**	**(88)**	18	**(142)**	29
(255)	(411)	**Equity dividends paid to shareholders of the parent companies**	**(190)**	(175)	**(306)**	(280)
(1,696)	(2,731)	**Cash outflow before changes in short term investments and financing**	**(240)**	(5)	**(386)**	(8)
1,169	1,882	**(Increase)/decrease in short term investments**	**(25)**	236	**(40)**	378
537	865	**Financing**	**269**	(201)	**432**	(322)
10	16	**Increase in cash**	**4**	30	**6**	48

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

Adjusted figures

Year ended 31 December 2001 £m	Year ended 31 December 2001 €m		Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Six months ended 30 June 2002 €m	Six months ended 30 June 2001 €m
1,006	1,620	**Adjusted operating cash flow**	**160**	278	**258**	445
102%	102%	**Adjusted operating cash flow conversion**	**32%**	63%	**32%**	63%

Reed Elsevier businesses focus on adjusted operating cash flow as a key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets but before exceptional payments and proceeds. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit.

Combined financial information

Combined statement of total recognised gains and losses
For the six months ended 30 June 2002

Year ended 31 December 2001 £m	Year ended 31 December 2001 €m		Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Six months ended 30 June 2002 €m	Six months ended 30 June 2001 €m
126	202	Profit attributable to parent companies' shareholders	**97**	71	**156**	114
(3)	83	Exchange translation differences	**(97)**	37	**(443)**	213
123	285	**Total recognised gains and losses for the period**	**–**	108	**(287)**	327

Combined shareholders' funds reconciliation
For the six months ended 30 June 2002

Year ended 31 December 2001 £m	Year ended 31 December 2001 €m		Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Six months ended 30 June 2002 €m	Six months ended 30 June 2001 €m
126	202	Profit attributable to parent companies' shareholders	**97**	71	**156**	114
(269)	(432)	Equity dividends paid and proposed	**(82)**	(78)	**(132)**	(125)
22	35	Issue of ordinary shares, net of expenses	**24**	10	**38**	16
(3)	83	Exchange translation differences	**(97)**	37	**(443)**	213
(124)	(112)	**Net (decrease)/increase in combined shareholders' funds**	**(58)**	40	**(381)**	218
3,041	4,896	Combined shareholders' funds at the beginning of the period	**2,917**	3,041	**4,784**	4,896
2,917	4,784	**Combined shareholders' funds at the end of the period**	**2,859**	3,081	**4,403**	5,114

Combined balance sheet
As at 30 June 2002

As at 31 December 2001 £m	As at 31 December 2001 €m		As at 30 June 2002 £m	As at 30 June 2001 £m	As at 30 June 2002 €m	As at 30 June 2001 €m
6,723	11,026	Goodwill and intangible assets	**6,210**	4,059	**9,563**	6,738
730	1,197	Tangible fixed assets and investments	**657**	605	**1,012**	1,004
7,453	12,223	**Fixed assets**	**6,867**	4,664	**10,575**	7,742
488	801	Inventories and pre-publication costs	**558**	148	**859**	246
999	1,638	Debtors – amounts falling due within one year	**1,048**	818	**1,615**	1,357
463	759	Debtors – amounts falling due after more than one year	**428**	211	**659**	350
435	713	Cash and short term investments	**473**	1,369	**728**	2,273
2,385	3,911	**Current assets**	**2,507**	2,546	**3,861**	4,226
(4,134)	(6,780)	**Creditors: amounts falling due within one year**	**(4,002)**	(3,021)	**(6,163)**	(5,015)
(1,749)	(2,869)	**Net current liabilities**	**(1,495)**	(475)	**(2,302)**	(789)
5,704	9,354	**Total assets less current liabilities**	**5,372**	4,189	**8,273**	6,953
(2,502)	(4,103)	**Creditors: amounts falling due after more than one year**	**(2,300)**	(899)	**(3,542)**	(1,492)
(280)	(459)	**Provisions for liabilities and charges**	**(207)**	(202)	**(319)**	(335)
(5)	(8)	**Minority interests**	**(6)**	(7)	**(9)**	(12)
2,917	4,784	**Net assets**	**2,859**	3,081	**4,403**	5,114
3,229	5,296	**Net borrowings**	**3,296**	530	**5,076**	880

Approved by the Boards of Reed Elsevier PLC and Reed Elsevier NV, 7 August 2002.

Notes to the combined financial information

1 Basis of preparation

The Reed Elsevier combined financial information (the combined financial information) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the combined businesses).

The combined financial information, which has been prepared on the basis of the accounting policies set out in the Reed Elsevier Annual Reports & Financial Statements 2001, is unaudited but has been reviewed by the auditors and their report to the Boards of Reed Elsevier PLC and Reed Elsevier NV is set out on page 24. The financial information for the year ended 31 December 2001 has been abridged from the audited combined financial statements for that year.

2 Exchange translation rates

In preparing the combined financial information the following exchange rates have been applied:

Year ended 31 December 2001			Profit and loss		Balance sheet	
Profit and loss	Balance sheet		**30 June 2002**	30 June 2001	**30 June 2002**	30 June 2001
1.61	1.64	Euro to sterling	**1.61**	1.60	**1.54**	1.66
1.44	1.45	US dollars to sterling	**1.44**	1.44	**1.53**	1.41
1.12	1.13	Euro to US dollars	**1.12**	1.11	**1.01**	1.18
0.89	0.88	US dollars to euro	**0.89**	0.90	**0.99**	0.85

3 Segment analysis

Turnover

Year ended 31 December			Six months ended 30 June		Six months ended 30 June	
2001 £m	2001 €m		**2002 £m**	2001 £m	**2002 €m**	2001 €m
		Business segment				
1,024	1,649	Science & Medical	**623**	380	**1,003**	608
1,330	2,141	Legal	**670**	642	**1,079**	1,027
579	932	Education	**449**	106	**723**	170
1,627	2,620	Business	**725**	908	**1,167**	1,453
4,560	7,342	**Total**	**2,467**	2,036	**3,972**	3,258
		Geographical origin				
2,695	4,339	North America	**1,568**	1,113	**2,524**	1,781
795	1,280	United Kingdom	**369**	388	**594**	621
416	670	The Netherlands	**208**	218	**335**	349
445	716	Rest of Europe	**225**	217	**362**	347
209	337	Rest of world	**97**	100	**157**	160
4,560	7,342	**Total**	**2,467**	2,036	**3,972**	3,258
		Geographical market				
2,765	4,452	North America	**1,569**	1,165	**2,526**	1,864
557	897	United Kingdom	**266**	285	**428**	456
224	361	The Netherlands	**102**	113	**164**	181
587	945	Rest of Europe	**313**	269	**504**	430
427	687	Rest of world	**217**	204	**350**	327
4,560	7,342	**Total**	**2,467**	2,036	**3,972**	3,258

3 Segment analysis (continued)

Adjusted operating profit (excluding exceptional items and amortisation)

Year ended 31 December			Six months ended 30 June		Six months ended 30 June	
2001 £m	2001 €m		**2002 £m**	2001 £m	**2002 €m**	2001 €m
		Business segment				
344	554	Science & Medical	**202**	142	**325**	227
267	430	Legal	**122**	117	**197**	187
132	212	Education	**48**	18	**77**	29
247	398	Business	**133**	161	**214**	258
990	1,594	**Total**	**505**	438	**813**	701
		Geographical origin				
482	776	North America	**251**	188	**404**	301
207	333	United Kingdom	**89**	99	**143**	158
163	262	The Netherlands	**89**	81	**143**	130
108	174	Rest of Europe	**58**	59	**93**	94
30	49	Rest of world	**18**	11	**30**	18
990	1,594	**Total**	**505**	438	**813**	701

Operating profit (including exceptional items and amortisation)

Year ended 31 December			Six months ended 30 June		Six months ended 30 June	
2001 £m	2001 €m		**2002 £m**	2001 £m	**2002 €m**	2001 €m
		Business segment				
210	338	Science & Medical	**130**	86	**209**	138
59	95	Legal	**17**	27	**27**	43
95	153	Education	**7**	7	**11**	11
27	44	Business	**44**	75	**72**	120
391	630	**Total**	**198**	195	**319**	312
		Geographical origin				
47	76	North America	**5**	6	**8**	10
154	248	United Kingdom	**65**	71	**105**	114
129	208	The Netherlands	**81**	76	**131**	121
51	82	Rest of Europe	**33**	36	**53**	57
10	16	Rest of world	**14**	6	**22**	10
391	630	**Total**	**198**	195	**319**	312

4 Exceptional items

Year ended 31 December			Six months ended 30 June		Six months ended 30 June	
2001 £m	2001 €m		**2002 £m**	2001 £m	**2002 €m**	2001 €m
(35)	(56)	Reorganisation costs	**(9)**	–	**(14)**	–
(63)	(102)	Acquisition related costs	**(22)**	(14)	**(36)**	(22)
(98)	(158)	Charged to operating profit	**(31)**	(14)	**(50)**	(22)
26	41	Net profit on sale of fixed asset investments and businesses	**9**	15	**14**	24
(72)	(117)	**Exceptional (charge)/credit before tax**	**(22)**	1	**(36)**	2
81	130	**Net tax credit/(charge)**	**95**	(4)	**153**	(6)
9	13	**Total exceptional credit/(charge)**	**73**	(3)	**117**	(4)

The net profit on sale of fixed asset investments and businesses comprises a £21m/€34m profit on sale of investments acquired on the acquisition of Harcourt General, Inc, less a £12m/€20m loss on other fixed asset investments.

The exceptional tax credit arises principally in respect of prior year disposals.

5 Combined cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities

Year ended 31 December			Six months ended 30 June		Six months ended 30 June	
2001 £m	2001 €m		**2002 £m**	2001 £m	**2002 €m**	2001 €m
379	610	Operating profit (before joint ventures)	**183**	186	**295**	298
98	158	Exceptional charges to operating profit	**31**	14	**50**	22
477	768	**Operating profit before exceptional items**	**214**	200	**345**	320
498	802	Amortisation of goodwill and intangible assets	**274**	227	**441**	364
132	213	Depreciation	**66**	62	**106**	98
630	1,015	**Total non cash items**	**340**	289	**547**	462
56	90	**Movement in working capital**	**(309)**	(132)	**(497)**	(211)
1,163	1,873	**Net cash inflow from operating activities before exceptional items**	**245**	357	**395**	571
(97)	(156)	Payments relating to exceptional items charged to operating profit	**(53)**	(43)	**(85)**	(69)
1,066	1,717	**Net cash inflow from operating activities**	**192**	314	**310**	502

Reconciliation of net borrowings

Year ended 31 December					Six months ended 30 June	
2001 £m		Cash £m	Short term investments £m	Borrowings £m	**2002 £m**	2001 £m
(433)	Net borrowings at the beginning of the period	**96**	**339**	**(3,664)**	**(3,229)**	(433)
10	Increase in cash	**4**	–	–	**4**	30
(1,169)	Increase/(decrease) in short term investments	–	**25**	–	**25**	(236)
(526)	(Increase)/decrease in borrowings	–	–	**(245)**	**(245)**	211
(1,685)	Change in net borrowings resulting from cash flows	**4**	**25**	**(245)**	**(216)**	5
(1,042)	Borrowings in acquired businesses	–	–	–	–	–
(3)	Inception of finance leases	–	–	**(9)**	**(9)**	(2)
(66)	Exchange translation differences	–	**9**	**149**	**158**	(100)
(3,229)	**Net borrowings at the end of the period**	**100**	**373**	**(3,769)**	**(3,296)**	(530)

Year ended 31 December					Six months ended 30 June	
2001 €m		Cash €m	Short term investments €m	Borrowings €m	**2002 €m**	2001 €m
(697)	Net borrowings at the beginning of the period	**157**	**556**	**(6,009)**	**(5,296)**	(697)
16	Increase in cash	**6**	–	–	**6**	48
(1,882)	Increase/(decrease) in short term investments	–	**40**	–	**40**	(378)
(847)	(Increase)/decrease in borrowings	–	–	**(394)**	**(394)**	338
(2,713)	Change in net borrowings resulting from cash flows	**6**	**40**	**(394)**	**(348)**	8
(1,677)	Borrowings in acquired businesses	–	–	–	–	–
(5)	Inception of finance leases	–	–	**(14)**	**(14)**	(3)
(204)	Exchange translation differences	**(9)**	**(22)**	**613**	**582**	(188)
(5,296)	**Net borrowings at the end of the period**	**154**	**574**	**(5,804)**	**(5,076)**	(880)

6 Adjusted figures

Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures. The adjusted figures are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, and are derived as follows:

Year ended 31 December			Six months ended 30 June		Six months ended 30 June	
2001 £m	2001 €m		**2002 £m**	2001 £m	**2002 €m**	2001 €m
391	630	Operating profit including joint ventures	**198**	195	**319**	312
		Adjustments:				
501	806	Amortisation of goodwill and intangible assets	**276**	229	**444**	367
35	56	Reorganisation costs	**9**	–	**14**	–
63	102	Acquisition related costs	**22**	14	**36**	22
990	1,594	**Adjusted operating profit**	**505**	438	**813**	701
275	442	Profit before tax	**100**	182	**161**	291
		Adjustments:				
501	806	Amortisation of goodwill and intangible assets	**276**	229	**444**	367
35	56	Reorganisation costs	**9**	–	**14**	–
63	102	Acquisition related costs	**22**	14	**36**	22
(26)	(41)	Net profit on sale of fixed asset investments and businesses	**(9)**	(15)	**(14)**	(24)
848	1,365	**Adjusted profit before tax**	**398**	410	**641**	656
126	202	Profit attributable to parent companies' shareholders	**97**	71	**156**	114
		Adjustments:				
507	816	Amortisation of goodwill and intangible assets	**269**	229	**433**	367
3	5	Reorganisation costs	**6**	–	**9**	–
33	54	Acquisition related costs	**16**	13	**26**	20
(45)	(72)	Net profit on sale of fixed asset investments and businesses	**(95)**	(10)	**(152)**	(16)
624	1,005	**Adjusted profit attributable to parent companies' shareholders**	**293**	303	**472**	485
1,066	1,717	Net cash inflow from operating activities	**192**	314	**310**	502
12	19	Dividends received from joint ventures	**5**	6	**8**	10
(175)	(282)	Purchase of tangible fixed assets	**(94)**	(86)	**(151)**	(138)
6	10	Proceeds from sale of tangible fixed assets	**4**	1	**6**	2
97	156	Payments in relation to exceptional items charged to operating profit	**53**	43	**85**	69
1,006	1,620	**Adjusted operating cash flow**	**160**	278	**258**	445

7 Proforma Harcourt figures

On 12 July 2001, Reed Elsevier acquired the Scientific, Technical and Medical (STM) business and the K-12 (Kindergarten – 12th grade) Schools Education and Testing business of Harcourt General, Inc. Proforma turnover and adjusted operating profit for the businesses, prepared on the basis of Reed Elsevier's accounting policies and as if the acquisition of Harcourt had taken place on 1 January 2001 (and excluding business acquisitions and transfers since the date of acquisition and Harcourt General, Inc centre costs) are set out below:

Year ended 31 December			Six months ended 30 June		Six months ended 30 June	
2001 £m	2001 €m		**2002 £m**	2001 £m	**2002 €m**	2001 €m
		Turnover				
481	774	STM	**219**	218	**353**	349
769	1,238	Education and Testing	**353**	342	**568**	547
1,250	2,012		**572**	560	**921**	896
		Adjusted operating profit				
107	172	STM	**49**	45	**79**	72
153	246	Education and Testing	**42**	35	**68**	56
260	418		**91**	80	**147**	128

Reed Elsevier PLC
Summary financial information

Basis of preparation

The Reed Elsevier PLC (formerly Reed International P.L.C.) share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiary undertakings. Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses has been shown in the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.

The interim figures for the six months ended 30 June 2002 and the comparative amounts to 30 June 2001 are unaudited but have been reviewed by the auditors and their report to the Board of Reed Elsevier PLC is set out on page 24. The financial information for the year ended 31 December 2001 has been abridged from the financial statements for that year, which have been filed with the UK Registrar of Companies and received an unqualified audit report.

Consolidated profit and loss account

Year ended 31 December 2001 £m		Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m
2,412	**Share of turnover of joint ventures**	**1,305**	1,077
(1)	**Operating loss (before joint ventures)**	**(1)**	–
	Share of operating profit of joint ventures		
519	Before amortisation and exceptional items	**266**	230
(317)	Amortisation and exceptional items	**(162)**	(129)
201	**Operating profit including joint ventures**	**103**	101
14	Share of non operating exceptional items of joint ventures	**5**	8
(75)	Net interest (including share of joint ventures)	**(57)**	(15)
140	**Profit on ordinary activities before taxation**	**51**	94
(79)	Tax on profit on ordinary activities	**(2)**	(58)
(3)	UK corporation tax	**–**	(3)
	Share of tax of joint ventures		
(119)	Before exceptional items	**(52)**	(53)
43	Exceptional items	**50**	(2)
61	**Profit attributable to ordinary shareholders**	**49**	36
(132)	Equity dividends paid and proposed	**(41)**	(38)
(71)	**Retained profit/(loss) taken to reserves**	**8**	(2)
4.8p	**Basic earnings per share**	**3.9p**	2.9p
4.8p	**Diluted earnings per share**	**3.9p**	2.8p
26.1p	**Adjusted earnings per share**	**12.3p**	12.7p

Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders' 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses.

Dividends

The directors of Reed Elsevier PLC have declared an interim dividend of 3.2p per ordinary share (2001 interim: 3.1p per ordinary share). In 2001 the full year dividend was 10.5p per ordinary share.

Consolidated statement of total recognised gains and losses

Year ended 31 December 2001 £m		Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m
61	Profit attributable to ordinary shareholders	**49**	36
(2)	Exchange translation differences	**(51)**	20
59	**Total recognised gains and losses for the period**	**(2)**	56

Consolidated cash flow statement

Year ended 31 December 2001 £m		Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m
(3)	**Net cash outflow from operating activities**	**–**	(2)
127	**Dividends received from Reed Elsevier Group plc**	**94**	87
13	**Returns on investments and servicing of finance**	**–**	12
(3)	**Taxation**	**(2)**	(1)
(406)	**Fixed asset investments**	**–**	(59)
(126)	**Equity dividends paid**	**(94)**	(87)
(398)	**Cash outflow before changes in short term investments and financing**	**(2)**	(50)
431	**Decrease in short term investments**	**–**	63
(33)	**Financing**	**2**	(13)
10	Issue of ordinary shares	**12**	6
(43)	Increase in net funding balances to Reed Elsevier Group plc group	**(10)**	(19)
–	**Change in net cash**	**–**	–

Reconciliation of shareholders' funds

Year ended 31 December 2001 £m		Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m
61	Profit attributable to ordinary shareholders	**49**	36
(132)	Equity dividends paid and proposed	**(41)**	(38)
10	Issue of ordinary shares, net of expenses	**12**	6
(2)	Exchange translation differences	**(51)**	20
(3)	Equalisation adjustments	**–**	(3)
(66)	**Net (decrease)/increase in shareholders' funds**	**(31)**	21
1,609	Shareholders' funds at the beginning of the period	**1,543**	1,609
1,543	**Shareholders' funds at the end of the period**	**1,512**	1,630

Consolidated balance sheet

As at 31 December 2001 £m		As at 30 June 2002 £m	As at 30 June 2001 £m
1,128	**Fixed asset investment in joint ventures**	**1,031**	818
	Current assets		
555	Debtors	**567**	531
–	Short term investments	**–**	368
555		**567**	899
(104)	**Creditors: amounts falling due within one year**	**(50)**	(51)
451	**Net current assets**	**517**	848
1,579	**Total assets less current liabilities**	**1,548**	1,666
(36)	**Creditors: amounts falling due after more than one year**	**(36)**	(36)
1,543	**Shareholders' funds**	**1,512**	1,630

Approved by the Board of Directors, 7 August 2002.

REED ELSEVIER

Reed Elsevier NV
Summary financial information

Basis of preparation

The results for the six months ended 30 June 2002 reflect the Reed Elsevier NV (formerly Elsevier NV) shareholders' 50% economic interest in the Reed Elsevier combined businesses, accounted for on an equity basis.

The interim figures for the six months ended 30 June 2002 and the comparative amounts to 30 June 2001 are unaudited but have been reviewed by the auditors and their report to the Boards of Reed Elsevier NV is set out on page 24. The financial information for the year ended 31 December 2001 has been abridged from the statutory accounts of Reed Elsevier NV for that year and the auditors have confirmed that their opinion on those accounts was unqualified.

Profit and loss account

Year ended 31 December 2001 €m		Six months ended 30 June 2002 €m	Six months ended 30 June 2001 €m
3,671	**Share of turnover of joint ventures**	**1,986**	1,629
(3)	**Operating loss (before joint ventures)**	**(1)**	(1)
	Share of operating profit of joint ventures		
800	Before amortisation and exceptional items	**408**	352
(482)	Amortisation and exceptional items	**(247)**	(195)
315	**Operating profit including joint ventures**	**160**	156
20	Share of non operating exceptional items of joint ventures	**7**	12
(114)	Net interest (including share of joint ventures)	**(86)**	(23)
221	**Profit on ordinary activities before taxation**	**81**	145
(120)	Tax on profit on ordinary activities	**(3)**	(88)
(184)	Before exceptional items	**(79)**	(86)
64	Exceptional items	**76**	(2)
101	**Profit attributable to ordinary shareholders**	**78**	57
(221)	Equity dividends paid and proposed	**(66)**	(64)
(120)	**Retained profit/(loss) taken to reserves**	**12**	(7)
€0.13	**Basic earnings per share**	**€0.10**	€0.07
€0.13	**Diluted earnings per share**	**€0.10**	€0.07
€0.64	**Adjusted earnings per share**	**€0.30**	€0.31

Adjusted earnings per share is based upon the Reed Elsevier NV shareholders' 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses.

Dividends

The directors of Reed Elsevier NV have declared an interim dividend of €0.09 per ordinary share (2001 interim: €0.09 per ordinary share). In 2001 the full year dividend was €0.30 per ordinary share.

Cash flow statement

Year ended 31 December 2001 €m		Six months ended 30 June 2002 €m	Six months ended 30 June 2001 €m
(3)	**Net cash outflow from operating activities**	**(2)**	(1)
100	**Dividends received from joint ventures**	**100**	50
62	**Returns on investments and servicing of finance**	**3**	25
17	**Taxation**	**–**	14
(916)	**Fixed asset investments**	**–**	–
(204)	**Equity dividends paid**	**(155)**	(140)
(944)	**Cash outflow before changes in short term investments and financing**	**(54)**	(52)
946	**(Increase)/decrease in short term investments**	**(54)**	(34)
(2)	**Financing**	**108**	86
92	Issue of shares, net of expenses	**19**	88
(1)	Net increase in/(repayment of) debenture loans	**1**	1
(93)	Decrease/(increase) in net funding balances to joint ventures	**88**	(3)
–	**Change in net cash**	**–**	–

Reconciliation of shareholders' funds

Year ended 31 December 2001 €m		Six months ended 30 June 2002 €m	Six months ended 30 June 2001 €m
101	Profit attributable to ordinary shareholders	**78**	57
(221)	Equity dividends paid and proposed	**(66)**	(64)
110	Issue of shares, net of expenses	**19**	97
42	Exchange translation differences	**(222)**	107
(88)	Equalisation adjustments	**1**	(88)
(56)	**Net (decrease)/increase in shareholders' funds**	**(190)**	109
2,448	Shareholders' funds at the beginning of the period	**2,392**	2,448
2,392	**Shareholders' funds at the end of the period**	**2,202**	2,557

Balance sheet

As at 31 December 2001 €m		As at 30 June 2002 €m	As at 30 June 2001 €m
2,506	**Fixed asset investment in joint ventures**	**2,262**	1,684
	Current assets		
94	Debtors	**6**	5
25	Short term investments	**79**	1,005
119		**85**	1,010
(169)	**Creditors: amounts falling due within one year**	**(80)**	(74)
(50)	**Net current assets**	**5**	936
2,456	**Total assets less current liabilities**	**2,267**	2,620
(5)	**Creditors: amounts falling due after more than one year**	**(6)**	(7)
(59)	**Provisions**	**(59)**	(56)
2,392	**Shareholders' funds**	**2,202**	2,557

Signed by the Boards of Directors, 7 August 2002.

Additional information for US investors

Summary combined financial information in US dollars

Highlights of the Reed Elsevier combined financial information in US dollars are given below. This is a simple translation into US dollars at stated rates of exchange (see note 2 to the combined financial information) and does not represent a restatement under US GAAP.

Profit and loss account

Year ended 31 December 2001 US$m		Six months ended 30 June 2002 US$m	Six months ended 30 June 2001 US$m	Change %
6,566	Net sales	**3,552**	2,932	+21%
1,426	Adjusted operating profit	**727**	631	+15%
1,221	Adjusted profit before tax	**573**	590	−3%
899	Adjusted profit attributable to parent companies' shareholders	**422**	436	−3%
US$	Adjusted earnings per American Depository Share (ADS)	**US$**	US$	
1.50	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	**0.71**	0.73	−3%
1.14	Reed Elsevier NV (Each ADS comprises two ordinary shares)	**0.54**	0.56	−4%

Cash flow

Year ended 31 December 2001 US$m		Six months ended 30 June 2002 US$m	Six months ended 30 June 2001 US$m
1,449	Adjusted operating cash flow	**230**	400

Balance sheet

As at 31 December 2001 US$m		As at 30 June 2002 US$m	As at 30 June 2001 US$m
9,748	Goodwill and intangible assets	**9,501**	5,723
1,059	Tangible fixed assets and investments	**1,005**	853
10,807	**Fixed assets**	**10,506**	6,576
708	Inventories and pre-publication costs	**854**	209
1,448	Debtors – amounts falling due within one year	**1,603**	1,153
671	Debtors – amounts falling due after more than one year	**655**	298
631	Cash and short term investments	**724**	1,930
3,458	**Current assets**	**3,836**	3,590
(5,994)	**Creditors: amounts falling due within one year**	**(6,123)**	(4,260)
(2,536)	**Net current liabilities**	**(2,287)**	(670)
8,271	**Total assets less current liabilities**	**8,219**	5,906
(3,628)	**Creditors: amounts falling due after more than one year**	**(3,519)**	(1,268)
(406)	**Provisions for liabilities and charges**	**(317)**	(284)
(7)	**Minority interests**	**(9)**	(10)
4,230	**Net assets**	**4,374**	4,344

Summary of the principal differences between UK and Dutch GAAP and US GAAP

The combined financial information has been prepared in accordance with UK and Dutch GAAP, which differ in certain significant respects from US GAAP.

The principal differences that affect net income and combined shareholders' funds relate to the capitalisation and amortisation of goodwill and other intangible assets, pensions, derivative instruments and related deferred tax effects. Under changes introduced by SFAS142: Goodwill and Other Intangible Assets, goodwill is no longer amortised under US GAAP, effective 1 January 2002. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between UK and Dutch GAAP and US GAAP is set out in the Reed Elsevier Annual Reports & Financial Statements 2001.

The effects on net income and combined shareholders' funds of material differences between UK and Dutch GAAP and US GAAP are set out below:

Year ended 31 December			Six months ended 30 June		Six months ended 30 June	
2001 £m	2001 €m		**2002 £m**	2001 £m	**2002 €m**	2001 €m
126	202	Net income under UK and Dutch GAAP	**97**	71	**156**	114
		US GAAP adjustments:				
(74)	(119)	Amortisation of goodwill and other intangible assets	**138**	(35)	**222**	(56)
(43)	(69)	Deferred taxation	**(31)**	30	**(50)**	48
46	74	Pensions	**28**	22	**45**	35
(15)	(24)	Stock based compensation	**(9)**	–	**(14)**	–
(56)	(90)	Derivative instruments	**34**	27	**55**	43
(4)	(6)	Other items	**–**	–	**–**	–
(20)	(32)	**Net income/(loss) under US GAAP**	**257**	115	**414**	184

As at 31 December			As at 30 June		As at 30 June	
2001 £m	2001 €m		**2002 £m**	2001 £m	**2002 €m**	2001 €m
2,917	4,784	Combined shareholders' funds under UK and Dutch GAAP	**2,859**	3,081	**4,403**	5,114
		US GAAP adjustments:				
1,151	1,888	Goodwill and other intangible assets	**1,242**	555	**1,913**	921
(860)	(1,410)	Deferred taxation	**(856)**	(158)	**(1,318)**	(262)
132	216	Pensions	**160**	107	**246**	178
(79)	(130)	Derivative instruments	**(42)**	(70)	**(65)**	(116)
36	59	Unrealised gains on available for sale investments	**14**	–	**22**	–
190	312	Equity dividends not declared in the period	**82**	78	**126**	129
(20)	(33)	Other items	**(19)**	2	**(29)**	4
3,467	5,686	**Combined shareholders' funds under US GAAP**	**3,440**	3,595	**5,298**	5,968

Independent review report

INDEPENDENT REVIEW REPORT TO THE DIRECTORS OF REED ELSEVIER PLC AND TO THE MEMBERS OF THE SUPERVISORY AND EXECUTIVE BOARDS OF REED ELSEVIER NV

Introduction

On the instruction of the Boards of Reed Elsevier PLC and Reed Elsevier NV, we have reviewed the combined financial information of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together the combined businesses) for the six months ended 30 June 2002 which comprises the combined profit and loss account, combined cash flow statement, combined statement of total recognised gains and losses, combined shareholders' funds reconciliation, combined balance sheet and the related notes 1 to 7. We have also reviewed the financial information of Reed Elsevier PLC for the six months ended 30 June 2002 which comprises the consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated cash flow statement, reconciliation of shareholders' funds, consolidated balance sheet and the related notes, and the financial information of Reed Elsevier NV for the six months ended 30 June 2002 which comprises the profit and loss account, cash flow statement, reconciliation of shareholders' funds, balance sheet and the related notes. We have read the other information contained in the Reed Elsevier Interim Statement and considered whether it contains any apparent misstatement or material inconsistencies with the financial information.

Directors' responsibilities

The Reed Elsevier Interim Statement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors of Reed Elsevier PLC and Reed Elsevier NV. The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Reed Elsevier Interim Statement in accordance with the Listing Rules of the UK Financial Services Authority and Generally Accepted Accounting Principles in the UK and the Netherlands which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the UK Auditing Practices Board. A review consists principally of making enquiries of the management of the Reed Elsevier combined businesses and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards generally accepted in the UK and the Netherlands and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche
Chartered Accountants
London
7 August 2002

Deloitte & Touche
Accountants
Amsterdam
7 August 2002

REED ELSEVIER

Investor Information

FINANCIAL CALENDAR FOR 2002

8 August	Announcement of Interim Results for the six months to 30 June 2002
	Record date – 2002 interim dividend, Reed Elsevier NV ordinary shares
9 August	Ordinary shares and ADSs in Reed Elsevier NV go ex-dividend for 2002 interim dividend
13 August	Record date – 2002 interim dividend, Reed Elsevier NV ADSs
14 August	Ordinary shares and ADSs in Reed Elsevier PLC go ex-dividend for 2002 interim dividend
16 August	Record date – 2002 interim dividend, Reed Elsevier PLC ordinary shares and ADSs
9 September	Interim dividends for 2002 paid on Reed Elsevier PLC and Reed Elsevier NV ordinary shares
16 September	Interim dividends for 2002 paid on Reed Elsevier PLC and Reed Elsevier NV ADSs
5 December	Trading Update issued in relation to the 2002 financial year

FINANCIAL CALENDAR FOR 2003

20 February	Announcement of Preliminary Results for the year ended 31 December 2002
8 April	Reed Elsevier PLC Annual General Meeting, London
9 April	Reed Elsevier NV Annual General Meeting, Amsterdam
7 August	Announcement of Interim Results for the six months to 30 June 2003

AUDITORS

Deloitte & Touche
Hill House, 1 Little New Street
London EC4A 3TR, United Kingdom

Deloitte & Touche
Orlyplein 50
1043 DP Amsterdam, The Netherlands

STOCKBROKERS

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN, United Kingdom

ABN AMRO Bank NV
Gustav Mahlerlaan 10
1082 PP Amsterdam, The Netherlands

ADR DEPOSITARY

Citibank NA
111 Wall Street
New York, NY 10043, USA

Reed Elsevier PLC CUSIP No. 758205108
(Trading Symbol: RUK)

Reed Elsevier NV CUSIP No. 758204101
(Trading Symbol: ENL)

STOCK EXCHANGE QUOTATIONS

Reed Elsevier PLC's ordinary shares are quoted on the London Stock Exchange and Reed Elsevier NV's ordinary shares are quoted on the Euronext Stock Exchange in Amsterdam. In addition, Reed Elsevier PLC's and Reed Elsevier NV's ordinary shares are quoted on the New York Stock Exchange.

Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs). Each Reed Elsevier PLC ADS represents four Reed Elsevier PLC ordinary shares and each Reed Elsevier NV ADS represents two Reed Elsevier NV ordinary shares. Enquiries concerning Reed Elsevier PLC or Reed Elsevier NV ADSs should be addressed to Citibank Depositary Receipts Services, PO Box 2502, Jersey City, NJ 07303-2502 or by telephoning +1 877 248 4237 (toll free if dialled from within the United States). In addition, information can be obtained from the Citibank website: www.citibank.com/adr.

This statement is being mailed to shareholders of Reed Elsevier PLC on 8 August 2002 and will be available to the shareholders of Reed Elsevier NV upon request. Copies are available to the public from the registered offices of the respective companies.

Reed Elsevier PLC
25 Victoria Street
London SW1H 0EX, United Kingdom
Tel: +44 (0) 20 7222 8420
Fax: +44 (0) 20 7227 5799

Reed Elsevier NV
Sara Burgerhartstraat 25
1055 KV Amsterdam, The Netherlands
Tel: +31 (0) 20 485 2434
Fax: +31 (0) 20 618 0325

A copy of this statement in Dutch will be made available on our website. For further information or contact details, please visit:
www.reedelsevier.com

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(www.reedelsevier.com)

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REED ELSEVIER